Filed by BlackRock FundsSM

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock FundsSM

Form N-14 File Nos.: 333-119445,

333-119446, 333-119447, 333-119448,

333-119449, 333-119450, 333-119451,

333-119452, 333-119453, 333-119454,

333-119456, 333-119457, 333-119458,

333-119459 and 333-119461

This filing relates to the proposed reorganizations of certain State Street Research funds into certain BlackRock Funds (“BlackRock”) funds pursuant to Agreements and Plans of Reorganization, forms of which are on file with the U.S. Securities and Exchange Commission as appendices to the Combined Prospectus / Proxy Statements on Form N-14 filed by BlackRock on November 8, 2004, and which are incorporated by reference into this filing.

The following is a communication that has been distributed by BlackRock to certain BlackRock funds shareholders.

January 21, 2005

Dear BlackRock Shareholder,

As you may be aware, BlackRock, Inc. entered into an agreement with MetLife, Inc.® to acquire SSRM Holdings, Inc., the parent of State Street Research & Management Company, which is the investment adviser to the State Street Research (SSR) mutual funds. This transaction is expected to occur on January 31, 2005. As a result of this agreement, the SSR Funds will be combined with Portfolios of the BlackRock Funds. In addition, several changes and enhancements to shareholder reports and services will occur.

We at BlackRock are very excited about the combined new entity as well as the expanded products and services that will be made available to you as a shareholder. The following Q&A reviews these important fund/service changes and enhancements. Please take a moment to read the Q&A, and contact your financial professional or a BlackRock representative at 800-441-7762 if you have any questions.

Also enclosed for your convenience is a guide on how to access BlackRock Funds account information through our enhanced automated Voice Response Unit (VRU) as well as online. Please read through this guide and keep it on hand for easy reference when accessing these shareholder services.

We truly value our relationship with you, and look forward to continuing to provide you with the highest level of shareholder services.

Sincerely,

Anne Ackerley
Managing Director
BlackRock Advisors, Inc.

NOT FDIC INSURED

MAY LOSE VALUE

NO BANK GUARANTEE

Will there be any changes to my current quarterly statement?

Yes, beginning March 31, 2005, your quarterly statement will be significantly enhanced to provide comprehensive account information in a more user-friendly format. With this first quarter, 2005 statement, you will also receive a “How To Read Your Statement” guide, which will explain the added features.

Will my transaction confirmation statement format be changing as well?

Yes, effective January 31, 2005, you will receive our newly-designed confirmation statement, which will provide you with comprehensive information in a more user-friendly format.

Will I continue to receive all my confirmations as I do now?

Effective January 31, 2005, you will no longer receive confirmations on Automatic Investment Plan (AIP), Systematic Withdrawal Plan (SWP), and Systematic Exchange transactions. Additionally, any confirmations generated will be “householded” (i.e., combined in the same envelope) by social security number, tax identification number and zip code, or by global account number when applicable.

What about my statements?

Beginning March 31, 2005, statements will be consolidated by social security number, tax identification number and zip code, or by global account number when applicable. The consolidated statement will provide a current re-cap of recent account activity. If you do not wish to have your statement consolidated in this manner, please call BlackRock at 800-441-7762.

Can I receive my quarterly statements and other reports electronically?

Yes, BlackRock offers electronic delivery of quarterly statements, annual and semi-annual reports, and prospectuses. This service enables you to review and print these documents through our website. To sign up for electronic delivery, go to www.blackrock.com/funds and click on “Individuals” from the drop-down menu (located in the lower left hand corner), which will bring you to the Account Access log-on screen. After you agree to the terms and conditions of Electronic Delivery, you will be then be notified by e-mail, and provided with a link to review or download these documents as they become available. Note that electronic statements are stored within a secure password-protected environment, so you can be sure that your account information will remain confidential.

Will BlackRock’s current voice response unit (VRU) be changing?

Yes. Effective January 31, 2005, when you call our automated VRU at 800-441-7762, you will be offered a new menu of options that can be accessed through our touch-tone application as well as through speech recognition commands. One of these new options is the ability to transact on your account through the VRU. (Note that you will need to establish your personal identification number (PIN) the first time you call for account information or transactions.) Please be sure to read the enclosed “Accessing Your BlackRock Funds Information” reference guide, which provides step-by-step instructions on how to use this enhanced system.

Will I still be able to access account information online?

Yes, we are happy to provide you with online account access. Go to www.blackrock.com/funds and click on “Individuals” from the drop-down menu (located in the lower left hand corner). This will bring you to the Account Access log-on screen. You will first need to agree to the Online Agreement, and then establish a User ID and password before accessing. Several service enhancements will be available beginning January 31, 2005, including electronic delivery of quarterly statements, annual and semi-annual reports, and prospectuses.

Can I place orders online during the transition period?

You may enter transactions online through the close of business on Friday, January 28, 2005. However, online transactions will not be accepted on Saturday, January 29th or Sunday, January 30th. You will, however, be able to access account information and will have inquiry capabilities throughout the weekend. Online transactions will once again be available to you beginning on January 31, 2005.

Will there be any changes to my current BlackRock privileges?

Yes, beginning January 31, 2005, there will be a number of new shareholder privileges available to you. One is the Systematic Exchange privilege, which will allow you to systematically exchange money from one fund to up to four other funds. Another is the Dividend Allocation Plan (DAP), which will enable you to automatically invest distributions from one fund into another fund without incurring any fees or sales charges. The EZ-Trader privilege will allow you to purchase or sell fund shares by telephone, online or through our VRU via the Automated Clearing House (ACH) system at no cost to you by the Fund. (Note that, effective January 31, 2005, there will be a Federal Funds wire charge of $7.50 to have class A, B and C share redemptions sent to you by wire.) In addition to these new privileges, BlackRock will now offer “any day” AIPs and SWPs (previously only available on a pre-determined default day). Please call BlackRock at 800-441-7762 if you are interested in setting up any of these privileges on your account.

Will there be any changes to BlackRock shareholder fees or charges?

Yes, in certain cases. The table below summarizes the fees and charges for various shareholder services as they are currently, and what they will be beginning on January 31, 2005.

	UNTIL 1/30/05	BEGINNING 1/31/05
Fees and Charges
Redemption by federal funds wire charge	N/A	$7.50 charge for class A, B and C shares
Redemption by overnight mail fee	$15	$15
IRA annual account maintenance fee	$10 per plan type	$15 per Social Security number
403(b) annual account maintenance fee*	N/A	$15
403(b) loan application/ processing fee	N/A	$25
Checkwriting insufficient funds charge	$15	$15
Returned purchase check charge	$20	$20

*	This fee is not charged if IRA fee is charged.

Are any redemptions exempt from redemption fees?

Yes, shares subject to a Required Minimum Distribution (RMD) or redeemed through a Systematic Withdrawal Plan (SWP) will not be subject to a redemption fee.

Will any of the existing BlackRock Funds names be changing?

Yes, beginning January 31, 2005, BlackRock Select Equity will be known as BlackRock Investment Trust, and BlackRock Balanced Fund will be known as BlackRock Asset Allocation Fund. A complete list of the new and expanded BlackRock Funds family (including former State Street Funds) is provided in the table on the back of this Q&A.

Will any of the investment styles and strategies of the current BlackRock Funds be changing?

Only the BlackRock Balanced Fund will change its investment style to that of the SSR Asset Allocation Fund. Shareholders of this fund were sent a prospectus supplement in November detailing the change in investment strategy. Please refer to this supplement for additional information.

Will there be any changes to the front-end load structure of the BlackRock Funds?

Yes, most BlackRock equity funds Investor A Shares front-end sales charges will be changing. Please refer to the Equity prospectus and supplement for additional information. You may also call your financial professional or a BlackRock representative at 800-441-7762.

Please note that the front-end sales charges of the Bond Portfolios will not change.

EQUITY PORTFOLIOS

NAME	BENCHMARK	COMMENTS	MANAGEMENT TEAM

All-Cap Global Resources[1]	S&P 500/Lipper Natural Resources Funds	BLK fundamental style	D. Walsh, D. Rice

Asset Allocation	60% S&P 500, 40% Lehman Agg	Merge SSR Asset Allocation into BLK Balanced; retain SSR style	A. Damm, L. Zhang

Aurora	Russell 2500 Value	Existing SSR Fund; no change to fundamental style and shift to small/mid (“SMID”)	W. Archambo

Dividend Achievers™	Russell 1000 Value	Existing BLK fund; active quant style applied to the Dividend Achievers™ universe	D. Byrket, F. Herrmann

Global Resources[2]	S&P 500/Lipper Natural Resources Funds	Existing SSR Fund; no change to fundamental style	D. Rice, D. Walsh

Global Science & Tech	PSE Tech Index	Existing BLK Fund; no change to fundamental style	T. Callan, D. Rea

Health Sciences	S&P 500/Lipper Health/ Biotech Funds Index	Existing SSR Fund; no change to fundamental style	T. Callan, E. Xie

Index Equity[3]	S&P 500	No change to style	Managed by DFA

Int’l Opportunities	S&P/Citi EMI Global ex-U.S.	Existing BLK Fund; no change to fundamental style	T. Callan, M. Carey

Investment Trust	S&P 500	Merge SSR Investment Trust and SSR Large Cap Analyst into BLK Select; retain BLK active quant style	D. Byrket, F. Herrmann

Large Cap Growth	Russell 1000 Growth	Existing BLK Fund; retain BLK active quant style	D. Byrket, F. Herrmann

Large Cap Value	Russell 1000 Value	Merge SSR LCV into BLK LCV fund; retain BLK active quant style	D. Byrket, F. Herrmann

Legacy	Russell 1000 Growth	Existing SSR Fund; retain SSR fundamental growth style	J. Lindsey, E. Dowd

Mid-Cap Growth	Russell MCG	Merge SSR MCG into BLK MCG; no change to fundamental style	E. Leary, N. Wagner

Mid-Cap Value	Russell MCV	Merge SSR MCV into BLK MCV; no change to fundamental style	A. Forcione, W. Archambo

Small Cap Core	Russell 2000	Existing BLK Fund; no change to fundamental style	K. O’Connor, N. Wagner

Small Cap Growth	Russell 2000 Growth	Existing BLK Fund; no change to fundamental style	N. Wagner, E. Leary

Small Cap Value[4]	Russell 2000 Value	Existing BLK Fund; no change to fundamental style	W. Archambo, K. O’Connor

Small/Mid-Cap Growth	Russell 2500 Growth	Existing SSR Emerging Growth Fund; no change to fundamental style and shift to SMID	N. Wagner, E. Leary

U.S. Opportunities	S&P/Citi EMI U.S.	Existing BLK Fund; no change to fundamental style	T. Callan, J. Rosenbaum

FIXED INCOME PORTFOLIOS

NAME	BENCHMARK	COMMENTS	MANAGEMENT TEAM

Core Bond Total Return	Lehman U.S. Aggregate	Existing BLK Fund; no change to style	K. Anderson, S. Amero

Core PLUS Total Return	Lehman U.S. Aggregate	Existing BLK Fund; no change to style	K. Anderson, S. Amero

Enhanced Income	Citigroup 1-Year Treasury	Existing BLK Fund; no change to style	S. Amero, K. Anderson, T. Kopstein

GNMA	Lehman GNMA MBS	Existing BLK Fund; no change to style	A. Phillips, E. Pellicciaro

Government Income	50% Lehman Mortgage/ 50% 10-Year Treasury	Existing BLK Fund; no change to style	A. Phillips, E. Pellicciaro

High Yield Bond	Lehman U.S. Corporate High Yield	Merge SSR High Income Fund into BLK fund; retain BLK relative value style	J. Gary, S. Amero

Inflation Protected Bond	Lehman Global Real: U.S. TIPS	Existing BLK Fund; no change to style	T. Kopstein, M. Williams, S. Spodek

Intermediate Bond	Lehman Int Gov’t/Credit	Existing BLK Fund; no change to style	S. Amero, K. Anderson, T. Kopstein

Intermediate Gov’t Bond	Lehman Int Gov’t	Merge SSR Gov’t Income Fund into BLK fund; retain BLK relative value style	S. Amero, K. Anderson, T. Kopstein

Intermediate PLUS Bond	Lehman Int Gov’t/Credit	Existing BLK Fund; no change to style	K. Anderson, S. Amero

International Bond	Citigroup Non-U.S. World Gov’t Bond	Existing BLK Fund; no change to style	A. Gordon, S. Thiel

Low Duration Bond	Merrill 1-3 Year Treasury	Existing BLK Fund; no change to style	S. Amero, K. Anderson, T. Kopstein

Managed Income	Lehman U.S. Aggregate	Existing BLK Fund; no change to style	K. Anderson, S. Amero

Money Market	N/A	Merge SSR Money Market Fund into BLK fund; retain BLK relative value style	P. Ford, R. Hoerner, T. Nevin

Tax-Free Income	Lehman Muni Bond	Existing BLK Fund; no change to style	K. Klingert, J. McGinley

Ultrashort Municipal	Lehman 1-Year Muni Bond	Existing BLK Fund; no change to style	K. Klingert, W. Henderson, F. Howard Downs

[1]	New open-end fund expected to become effective on February 2, 2005.
[2]	All share classes are closed to new investors.
[3]	B and C shares are closed to new investors.
[4]	I shares are closed to new investors.

The reorganization of the State Street Research Funds into the BlackRock Funds is expected to occur in early 2005, but is subject to certain conditions, including: (1) approval by the shareholders of each SSR fund, and (2) the closing of BlackRock, Inc.’s acquisition of the parent company of State Street Research & Management Company, the investment adviser of the SSR Funds. The information presented is as of January 2005 and is subject to change.

New Contact Information

Effective January 31, 2005

OVERNIGHT/EXPRESS MAIL ADDRESS

BlackRock Funds

c/o PFPC, Inc.

101 Sabin Street

Pawtucket, RI 02860

TTY HEARING IMPAIRED SERVICE

800-688-4889

Additional Information and Where to Find It

BlackRock Funds (“BlackRock”) has filed Combined Prospectus / Proxy Statements with the Securities and Exchange Commission Registration Statements, on Form N-14 (Nos. 333-119445, 333-119446, 333-119447, 333-119457, 333-119448, 333-119449, 333-119450, 333-119451, 333-119452, 333-119453, 333-119454, 333-119456, 333-119458, 333-119459 and 333-119461), of BlackRock and certain State Street Research (“SSR”) funds and other relevant materials regarding the proposed reorganizations (the “Reorganizations”) of certain series of SSR trusts into certain series of BlackRock. The Combined Prospectus/Proxy Statements were sent to security holders of SSR funds seeking their approval of the Reorganizations. We urge you to read the Combined Prospectus/Proxy Statements filed by BlackRock with the SEC on November 8, 2004 and the other relevant materials filed by BlackRock or SSR with the SEC before voting or making any investment decision with respect to the Reorganizations, because they contain important information about BlackRock, SSR and the Reorganizations. You may obtain a free copy of these materials and other documents filed by BlackRock or SSR with the SEC at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by BlackRock may be obtained free of charge by directing such request to: BlackRock Funds, Bellevue Park Corporate Center, 100 Bellevue Parkway, Wilmington, Delaware, 19809, (800) 441-7762. Documents filed with the SEC by SSR may be obtained free of charge by directing such request to: State Street Research, One Financial Center, Boston, Massachusetts, 02111, (877) 773-8637.

You should consider the investment objectives, risks, charges and expenses of the fund(s) carefully before investing. For complete information about any of the BlackRock Funds, including objectives, risks, charges and expenses, you may obtain a prospectus from BlackRock Distributors, Inc., 760 Moore Road, King of Prussia, PA 19406. 800-441-7762. Please read the prospectus carefully before you invest or send money.

BlackRock Funds are distributed by BlackRock Distributors, Inc. Mutual fund shares are not insured by the FDIC and are not deposits of, or guaranteed by, any bank. An investment in mutual fund shares is subject to investment risk, including possible loss of principal.

All indices are unmanaged and an investment cannot be made directly in an index. International investing involves certain risks, such as currency fluctuations, economic and political instability and potential foreign taxation. These risks may be magnified in emerging markets. High yield bonds carry greater risks than investment grade bonds, including a higher risk of default, less liquidity and greater price volatility. Small cap stocks may exhibit a higher degree of price volatility than stocks of larger companies with longer earnings histories. There can be no assurance that a money market fund will be able to maintain a stable net asset value of $1.00 per share.

FOR MORE INFORMATION

800-441-7762

www.blackrock.com/funds

Copyright © 2005 BlackRock. All Rights Reserved
SHARE-QA 1Q05